

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

<u>Via E-mail</u>
Michael Hill
Chief Executive Officer
StreamTrack, Inc.
347 Chapala Street
Santa Barbara, CA 93101

   Re: **StreamTrack, Inc. (f/k/a/ Lux Digital Pictures, Inc.)**
      Current Report on Form 8-K
      Filed September 7, 2012
      Form 10-K for the Fiscal Year Ended August 31, 2012
      Filed December 14, 2012
      File No. 333-153502

Dear Mr. Hill:

  We issued comments on the above captioned filings on January 24, 2013. On March 21, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

  You may contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 if you have any questions.

       Sincerely,

       /s/ Kathleen Krebs, for

       Larry Spirgel
       Assistant Director